Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-255557

BROOKFIELD REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 4 DATED OCTOBER 18, 2022
TO THE PROSPECTUS DATED JULY 13, 2022

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Brookfield Real Estate Income Trust Inc., dated July 13, 2022 (as supplemented to date, the “Prospectus”). This Supplement No. 4 replaces Supplement No. 4 filed on October 17, 2022. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Brookfield Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•to provide updates on our investment portfolio;
•to disclose recent acquisitions of certain investments;
•to disclose the transaction price for each class of our common stock sold in this public offering (the “Offering”) as of November 1, 2022;
•to disclose the calculation of our September 30, 2022 net asset value (“NAV”) per share for all share classes;
•to provide an update on the status of our Offering; and
•to disclose certain updates to our Prospectus.

Investment Portfolio Updates
Positive performance in September 2022 was mainly driven by the revenue generated by our portfolio of high-quality, stabilized properties, which were 98% leased as of September 30, 2022. As of September 30, 2022, the year-to-date total return for Class I shares was 16.20%.1

As of September 30, 2022, our portfolio consisted of 83% real estate properties, 13% real estate-related loans and securities, and the remainder in cash and cash equivalents. Our real estate properties consisted of multifamily (56%), net lease2 (26%), office (6%), logistics (6%) and single-family rental (6%).

Recent Acquisitions
During September 2022, we acquired 31 single-family rental properties, growing our portfolio to a total of 460 homes with an aggregate purchase price of $121 million as of September 30, 2022. We also invested $60 million in real estate-related securities, consisting of 19 individual positions in CMBS and RMBS. As of September 30, 2022, our real estate-related loans and securities consisted of 74 investments with an aggregate fair value of approximately $306 million.

1 As of September 30, 2022, Class S year-to-date total return was 15.08% and Class D year-to-date total return was 2.57% (Class D year-to date return is calculated from June 1, 2022, the date in which the first Class D shares were issued). As of September 30, 2022, no Class T shares have been issued. Total return is calculated as the percent change in the NAV per share from the beginning of the applicable period, plus the amount of any net distributions per share declared in the period.

2 Net Lease consists of properties that are leased to a single tenant in which the tenant is generally responsible for all property-related expenses, including taxes, insurance, and maintenance. As of September 30, 2022, Net Lease consisted of DreamWorks Animation Studios and our unconsolidated interest in Principal Place.

November 1, 2022 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2022 (and repurchases as of October 31, 2022) is as follows:

Transaction Price (per share)
Class S	$13.8660
Class I	$13.9594
Class T	$13.9594
Class D	$13.8145
The November 1, 2022 transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2022. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class. The transaction price per Class T share is equal to our Class I transaction price since no Class T shares are outstanding.
September 30, 2022 NAV Per Share
NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.BrookfieldREIT.com and is made available on our toll-free, automated telephone line at (833) 625-7348. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for September 30, 2022 along with the immediately preceding month.
Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, Class D, Class C and Class E shares of common stock, as well as partnership interests in the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of September 30, 2022:

Components of NAV	September 30, 2022
Investments in real properties	$1,841,811,761
Investments in real estate-related loans and securities	306,304,553
Investments in unconsolidated entities	82,247,709
Cash and cash equivalents	96,156,143
Restricted cash	31,800,423
Other assets	26,239,356
Debt obligations	(1,087,765,252)
Accrued performance fee	(11,913,481)
Accrued stockholder servicing fees(1)	(309,491)
Management fee payable	(1,228,066)
Dividend payable	(4,934,983)
Subscriptions received in advance	(22,074,124)
Other liabilities	(31,364,757)
Non-controlling interests in joint ventures	(22,790,255)
Net asset value	$1,202,179,536
Number of shares/units outstanding	86,457,764

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of September 30, 2022, we have accrued under GAAP approximately $26.4 million of stockholder servicing fees.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of September 30, 2022:

NAV Per Share/Unit	Class S Shares	Class I Shares	Class C Shares(1)	Class E Shares(1)	Class D Shares	Class T Shares	Third-party Operating Partnership Units(2)	Total
Net asset value	$458,299,315	$575,990,855	$126,239,358	$40,384,377	$243,525	$—	$1,022,106	$1,202,179,536
Number of shares/units outstanding	33,052,037	41,261,903	9,239,563	2,815,377	17,628	—	71,256	86,457,764
NAV Per Share/Unit as of September 30, 2022	$13.8660	$13.9594	$13.6629	$14.3442	$13.8145	$—	$14.3442

(1)	Class C and Class E shares of our common stock are offered to investors pursuant to private offerings.
(2)	Includes the partnership interests of the Operating Partnership held by parties other than the Company.

As of September 30, 2022, we had not sold any Class T shares.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the September 30, 2022 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.3%	5.0%
Net Lease	5.1%	4.9%
Office	7.8%	6.8%
Logistics	6.0%	5.1%
Single-Family Rental	6.3%	5.1%

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remained unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Net Lease Investment Values	Office Investment Values	Logistics Investment Values	Single-Family Rental Investment Values
Discount Rate	.25% Decrease	1.9%	1.8%	2.2%	1.9%	2.0%
(weighted average)	.25% Increase	(1.9)%	(2.1)%	(2.1)%	(2.0)%	(2.0)%
Exit Capitalization Rate	.25% Decrease	3.4%	3.1%	2.5%	3.5%	3.0%
(weighted average)	.25% Increase	(3.2)%	(3.1)%	(2.4)%	(3.2)%	(3.0)%

The preceding tables do not include recently acquired properties, which are held at cost in accordance with our valuation guidelines.

The following table provides a breakdown of the major components of our total NAV as of August 31, 2022:

Components of NAV	August 31, 2022
Investments in real properties	$1,826,328,306
Investments in real estate-related loans and securities	255,363,674
Investments in unconsolidated entities	88,641,097
Cash and cash equivalents	87,711,503
Restricted cash	52,520,537
Other assets	25,330,565
Debt obligations	(1,087,421,371)
Accrued performance fee	(11,073,590)
Accrued stockholder servicing fees(1)	(304,278)
Management fee payable	(1,157,826)
Dividend payable	(4,658,905)
Subscriptions received in advance	(43,512,840)
Other liabilities	(29,812,668)
Non-controlling interests in joint ventures	(22,560,092)
Net asset value	$1,135,394,112
Number of shares/units outstanding	81,712,038

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of August 31, 2022, we had accrued under GAAP approximately $25.0 million of stockholder servicing fees.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of August 31, 2022:

NAV Per Share/Unit	Class S Shares	Class I Shares	Class C Shares(1)	Class E Shares(1)	Class D Shares	Class T Shares	Third-party Operating Partnership Units(2)	Total
Net asset value	$438,694,794	$537,268,766	$118,529,439	$39,825,587	$60,298	$—	$1,015,228	$1,135,394,112
Number of shares/units outstanding	31,662,088	38,514,029	8,679,905	2,780,751	4,379	—	70,886	81,712,038
NAV Per Share/Unit as of August 31, 2022	$13.8555	$13.9499	$13.6556	$14.3219	$13.7712	$—	$14.3219

(1)	Class C and Class E shares of our common stock are offered to investors pursuant to private offerings.
(2)	Includes the partnership interests of the Operating Partnership held by parties other than the Company.

As of August 31, 2022, we had not sold any Class T shares.

Status of Our Offering
We are currently offering on a continuous basis up to $7.5 billion in shares of common stock, consisting of up to $6.0 billion in shares in our primary offering and up to $1.5 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold (i) 40,083,015 shares of our common stock (consisting of 15,546,053 Class S shares, 24,505,973 Class I shares and 30,989 Class D shares; no Class T shares have been issued or sold) in our primary offering for total proceeds of $544,045,166 and (ii) 1,001,059 shares of our common stock (consisting of 661,174 Class S shares and 339,885 Class I shares; no Class T or Class D shares had been issued or sold as of the applicable date) pursuant to our distribution reinvestment plan for a total value of $13,270,152. We intend to continue selling shares in the Offering on a monthly basis.
Prospectus Updates
The following disclosure replaces the description of "The Burnham" in the section of the Prospectus entitled "Investments in Real Estate and Real Estate Debt—Investments in Real Property–Lease Expirations":
The Burnham. We own a 100% interest in The Burnham, a luxurious multifamily complex located in Nashville's vibrant South of Broadway neighborhood, which contains 328 units. We acquired this property in 2021 for $129 million. On October 1, 2022, we entered into a master lease with a wholly-owned taxable REIT subsidiary (a "TRS") under which the TRS has leased a portion of The Burnham's units and intends to list them as short-term rental units on the Airbnb platform.